SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-6948

A.                            Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Retirement Savings and Stock OwnershipPlan

B.                            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation
Retirement Savings and
Stock Ownership Plan

Financial Report

December 31, 2008

SPX Corporation Retirement Savings and Stock Ownership Plan

Contents

Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Schedule of Assets Held at End of Year	Schedule 1

Schedule of Delinquent Participant Contributions	Schedule 2

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
SPX Corporation Retirement Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2008 and 2007 and the changes in net assets for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held at end of year as of December 31, 2008 and delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 25, 2009

SPX Corporation Retirement Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Participant-directed investments:
Interest in SPX Corporation Savings Trust, at fair value (Note 3)	$558,624,338	$870,017,793
Participant loans	16,809,856	15,638,135
Total participant-direct investments, at fair value	575,434,194	885,655,928

Contribution receivable:
Employer	29,602	641,941
Employee	57,171	907,190
Total contribution receivable	86,773	1,549,131

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	6,014,614	1,063,755

Net Assets Available for Benefits	$581,535,581	$888,268,814

See Notes to Financial Statements.

SPX Corporation Retirement Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Investment loss from interest in net assets of SPX Corporation Savings Trust (Note 3)	$(302,405,183)
Participant loan interest	1,352,070
Contributions:
Employer	21,821,750
Participants	34,271,716
Rollovers	5,086,617
Net transfer from other plans	68,215
Total (reductions)/ additions	(239,804,815)

Deductions
Distributions to participants	66,735,227
Administrative expenses	193,191
Total deductions	66,928,418

Net Decrease	(306,733,233)

Net Assets Available for Benefits
Beginning of year	888,268,814

End of year	$581,535,581

See Notes to Financial Statements.

SPX Corporation Retirement Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan

The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective December 31, 1999, provides only general information.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.  The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described in Internal Revenue Code Section 401(k) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).

General - The Plan is a defined contribution plan that benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are not covered by collective bargaining agreements and who have met eligibility requirements.

Contributions - Participants can contribute a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.

As outlined in the plan document, employer contributions are dependent upon the division of the Company where the participant is employed.  In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation up to a maximum of 6 percent of compensation.  Employer contributions are invested in SPX Corporation common stock and are immediately vested and can be transferred at any time, subject to certain trading restrictions.

Certain contributions totaling $5,643 in 2008 were paid after the time frame required by the U.S. Department of Labor.  The Company remitted these contributions and related lost earnings to the Plan in 2009.

In 2007, the Company reached a settlement, with court approval, of a class action lawsuit by purchasers of its common stock alleging violations of the Securities Exchange Act of 1934 and a related ERISA class action lawsuit filed on behalf of participants in the Company’s employee benefit plans alleging breaches of the ERISA. Under the terms of the settlement, both class actions were dismissed with prejudice and the Company’s aggregate net settlement payment, after reimbursement by its insurer, was approximately $5.1 million, which the Company paid into the settlement fund during 2007. Of the settlement amount, $2.6 million was allocated in 2008 to participants’ accounts pursuant to the terms of the settlement agreement. This amount is included in the employer contributions line item on the statement of changes in net assets available for benefits.

Note 1 - Description of the Plan (continued)

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s matching contributions, if any, and an allocation of plan earnings.  Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balances and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

Vesting - Participants are 100 percent vested in both employee and employer contributions.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of his or her account.  A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account.  The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan.  All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee”).

Investment Options - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.

Participant Loans - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance.  Loans are collateralized by the balance in the participant’s account and bear interest at market rates.  Principal and interest are paid ratably through payroll deductions.  Other loan provisions are outlined in the plan document.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Note 1 - Description of the Plan (continued)

Administration - The Company is the sponsor of the Plan.  The Committee, as provided in the plan agreement, is the plan administrator and has responsibility for the administration of the Plan. The Trustee also functions as the investment manager.

Investment management fees and trustee fees are paid by the Plan in accordance with the plan agreement.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting.

Basis of Accounting - The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-contribution Health and Welfare and Pension Plans, requires the statement of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investments - The Plan’s investments are stated at fair value.  The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions (see Note 3).  The Master Trust’s investments are stated at fair value.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) within the Master Trust are adjusted to contract value in the financial statements.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Quoted market prices are used to value all other investments in the Master Trust.  The value of participant loans is the outstanding value, which approximates fair value.  Dividend income is accrued on the ex-dividend date.

Note 2 - Summary of Significant Accounting Policies (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefit Payments - Benefits are recorded when paid.

Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated December 4, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 3 - Master Trust Fund

The investments of certain defined contribution plans sponsored by SPX Corporation, including the Plan, are combined in the Master Trust.  Under the terms of a trust agreement between the Trustee and the Company, the Trustee manages the trust funds of the Master Trust on behalf of the Plan.  These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  The Plan’s assets in the Master Trust represented approximately 98 percent of the total assets in the Master Trust as of December 31, 2008 and 2007.  Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

Note 3 - Master Trust Fund (continued)

The total assets held in the Master Trust at December 31, 2008 and 2007 are as follows:

	2008	2007
Money market fund	$2,773,571	$5,761,560
Common collective trust fund	150,905,905	143,171,062
Mutual funds	317,316,814	527,666,354
Insurance company general account	84,643	112,610
Employer securities	96,435,575	206,430,845

Total Master Trust investments, at fair value	567,516,508	883,142,431

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	6,124,862	1,087,684

Total Master Trust investments	$573,641,370	$884,230,115

The investment loss for the Master Trust for the year ended December 31, 2008 is as follows:

Net depreciation in fair value of investments:
Mutual funds	$(203,115,240)
Employer securities	(126,363,994)

Net depreciation	(329,479,234)

Interest and dividends	23,150,892

Net investment loss	$(306,328,342)

Note 4 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500.  The net assets on the financial statements were higher than the Form 5500 at December 31, 2008 by $6,014,614.  Additionally, the net decrease in the net assets available for benefits on the Form 5500 for the year ended December 31, 2008 is higher by $4,950,859.

Note 5 - Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157 (“SFAS 157”), Fair Value Measurements, and subsequently adopted certain related FASB Staff positions. As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (level 1), significant other observable inputs (level 2) or significant unobservable inputs (level 3). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Disclosures concerning assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Master Trust:
Money market fund	$—	$2,773,571	$—	$2,773,571
Common collective trust fund	—	150,905,905	—	150,905,905
Mutual funds	317,316,814	—	—	317,316,814
Insurance company general account	—	84,643	—	84,643
Employer securities	96,435,575	—	—	96,435,575
Non-Master Trust Investments:
Participant loans	—	—	16,809,856	16,809,856

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Participant Loans
Balance as of January 1, 2008	$15,638,135
Issuances, repayments and settlements, net	1,171,721
Balance as of December 31, 2008	$16,809,856

SPX Corporation Retirement Savings and Stock Ownership Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 38-1016240, Plan 005

December 31, 2008

(a) (b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
Participants	Participant loans bearing interest at rates from 4.00 percent to 10.50 percent	—	$16,809,856

Note - In compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investments in Master Trust assets are omitted from this schedule.

Schedule 1

SPX Corporation Retirement Savings and Stock Ownership Plan

Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Line 4a

EIN 38-1016240, Plan No. 005

Year Ended December 31, 2008

Participant Contributions Transferred	Total That Constitute Nonexempt
Late to the Plan	Prohibited Transactions
$5,643	$5,643

The delinquent 2008 contributions and lost earnings were contributed to the Plan in 2009.

Schedule 2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

By: The SPX Administrative Committee

Date:	June 26, 2009	By:	/s/ Kevin L. Lilly
Kevin L. Lilly
Senior Vice President, Secretary and General Counsel and Member of the SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC